CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Approves Appointment of New Director

June 10th, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) reports that the appointment of Mr. David Kong as a director, effective July 1, 2010, has been approved by the company’s Board of Directors.

Mr. Kong is a Chartered Accountant and a Partner at Ernst & Young LLP heading up their China practice for Canada.  Prior to joining Ernst & Young, Mr. Kong was a Partner at Ellis Foster Chartered Accountants which later merged with Ernst & Young.  Mr. Kong is fluent in many other languages including Malaysian, Mandarin Chinese and Cantonese.  Mr. Kong graduated from the National Cheng Chi University in Taiwan in 1971, received his Canadian Chartered Accountant designation in 1978 and his Certified Public Accountant designation in 2002.  He will be retiring from public practice at the end of this month.

The company also reports that Mr. David Richardson has resigned from the Board of Directors due to time and family commitments, but he will serve as an Advisory Board Member and provide input on the company’s future strategic planning and share his business network.

"We are grateful for Mr. Richardson's service as a director for nearly a decade and look forward to continuing our relationship with him at the Advisory Board level," commented Toby Chu, Vice-Chairman, President & CEO of CIBT.  "We welcome Mr. Kong to our board and are thankful for his confidence and support for the company.  We feel that with Mr. Kong's professional background in public accounting and experience in international business, he will add tremendous value to the company’s board."

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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